FORM 51-102F3

MATERIAL CHANGE REPORT

GILDAN ACTIVEWEAR INC.

1.	Name and Address of Company

Gildan Activewear Inc. (“Gildan”)
600 de Maisonneuve Boulevard West, 33rd Floor
Montréal, Qc H3A 3J2

2.	Date of Material Change

April 11, 2011

3.	News Release

On April 11, 2011, Gildan issued a news release indicating the material change, which was disseminated through Marketwire. A copy of such news release is attached hereto as Schedule A.

4.	Summary of Material Change

On April 11, 2011, Gildan announced that it had signed a definitive agreement to acquire 100% of the common shares of Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”) for a total purchase price of approximately U.S. $350 million. As announced by press release dated April 15, 2011, the acquisition closed on April 15, 2011.

5.	Full Description of Material Change

On April 11, 2011, Gildan announced that it had signed a definitive agreement to acquire 100% of the common shares of Gold Toe Moretz for a total purchase price of approximately U.S. $350 million. As announced by press release dated April 15, 2011, the acquisition closed on April 15, 2011. Gildan did not assume any of Gold Toe Moretz’s currently outstanding indebtedness.

Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for mass-market retailers, national chains, price clubs, department stores and specialty sporting goods stores in the U.S. Gold Toe Moretz’s company-owned brands include the iconic Gold Toe® brand, as well as the Silver Toe®, GT®, Auro®, PowerSox® and All Pro® brands. Gold Toe Moretz is also the exclusive U.S. licensee for Under Armour® and New Balance® branded socks. The majority of the purchase price was represented by intangible assets, including the value of these brands.

Gold Toe Moretz’s senior management team, including John Moretz, Chairman and Chief Innovation Officer, and Steve Lineberger, President and CEO, have committed to continue their careers with Gildan.

The acquisition will more than double Gildan’s current revenues from the sale of socks and will significantly expand and diversify its customer base and channels of distribution within the U.S. retail market. Revenues reported by Gold Toe Moretz for the year ended December 31, 2010 amounted to over U.S. $280 million, and adjusted EBITDA(1) for the same period amounted to U.S. $48.6 million.

Gildan believes that the combination of the competitive strengths of the two companies, and Gildan’s support for the further development of Gold Toe Moretz’s owned and licensed brands, will create a strong platform for further organic sales growth in socks and other retail product categories. In addition, Gildan currently expects to be able to achieve U.S. $10-$15 million of annualized cost synergies, which would be gradually realized over the next 24 months.

As announced by press release dated April 15, 2011, the acquisition closed on April 15, 2011. The acquisition was financed out of Gildan’s cash balances and the utilization of its revolving bank credit facility.

A copy of the agreement entered into with Gold Toe Moretz was filed on SEDAR and is available at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer of Gildan.

9.	Date of Report

April 20, 2011.

SCHEDULE A

NEWS RELEASE
(April 11, 2011)

News Release

For immediate release

Gildan Announces Agreement to Acquire Gold Toe Moretz for Approximately U.S. $350 million
– Acquisition Includes Gold Toe® Sock Brand and Exclusive U.S. Sock Licenses for Under
Armour ® and New Balance® Brands –
– Analyst Conference Call and Webcast Scheduled Today at 5:00 PM EST –

Montréal, Monday, April 11, 2011 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced that it had signed a definitive agreement to acquire 100% of the common shares of Gold Toe Moretz Holdings Corp. (Gold Toe Moretz) for a total purchase price of approximately U.S. $350 million. Gildan will not assume any of Gold Toe Moretz’s currently outstanding indebtedness.

Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for mass-market retailers, national chains, price clubs, department stores and specialty sporting goods stores in the U.S. Gold Toe Moretz’s company-owned brands include the iconic Gold Toe® brand, as well as the Silver Toe®, GT®, Auro®, PowerSox® and All Pro® brands. Gold Toe Moretz is also the exclusive U.S. licensee for Under Armour® and New Balance® branded socks. The majority of the purchase price will be represented by intangible assets, including the value of these brands.

“The acquisition of Gold Toe Moretz represents an important and exciting step in Gildan’s ongoing strategic development”, said Glenn J. Chamandy, President and Chief Executive Officer of Gildan Activewear. “In addition to the introduction of leading consumer brands, the acquisition provides Gildan with enhanced brand management experience and expertise, best-in-class merchandising and strong technical innovation and design capabilities to complement Gildan’s existing competitive strengths for retail. These capabilities can also be utilized to further the development of our own Gildan brand.”

Gold Toe Moretz’s senior management team, including John Moretz, Chairman and Chief Innovation Officer, and Steve Lineberger, President and CEO, have committed to continue their careers with Gildan.

The acquisition will more than double Gildan’s current revenues from the sale of socks and will significantly expand and diversify its customer base and channels of distribution within the U.S. retail market. Revenues reported by Gold Toe Moretz for the year ended December 31, 2010 amounted to over U.S. $280 million, and adjusted EBITDA(1) for the same period amounted to U.S. $48.6 million.

Gildan believes that the combination of the competitive strengths of the two companies, and Gildan’s support for the further development of Gold Toe Moretz’s owned and licensed brands, will create a strong platform for further organic sales growth in socks and other retail product categories. In addition, Gildan currently expects to be able to achieve U.S. $10-$15 million of annualized cost synergies, which would be gradually realized over the next 24 months.

There are no material conditions precedent to the closing of the transaction and the acquisition by Gildan of Gold Toe Moretz is expected to close imminently. The acquisition will be financed out of Gildan’s cash balances and the utilization of its revolving bank credit facility.

“Our management and Board of Directors believe that the acquisition by Gildan of Gold Toe Moretz represents an attractive use of our capital as it is expected to generate a return on investment in excess of our risk-adjusted cost of capital and be immediately accretive to EPS”, said Laurence G. Sellyn, Gildan’s Executive Vice President, Chief Financial and Administrative Officer. Gildan will update its financial outlook for fiscal 2011, including the impact of the acquisition of Gold Toe Moretz, when it reports its results for its second fiscal quarter on May 11, 2011.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss this announcement today at 5:00 PM EST. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 68975570, or by live audio webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 8:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 96136246, until April 18, 2011 at midnight, or by audio webcast on Gildan's Internet site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. Gildan is the leading brand in the screenprint market in the U.S. and Canada and is also establishing a growing presence in Europe, Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. Gildan is also a leading supplier of socks sold to mass-market and other retailers in North America, and is increasingly becoming a significant supplier of underwear and undecorated activewear products to this market as well. With over 28,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible facilities in Central America and the Caribbean Basin and has begun development of a manufacturing hub in Bangladesh to support its planned growth in Asia and Europe. More information on the Company can be found on Gildan’s website at www.gildan.com.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, cost reductions and efficiencies, gross margins, selling, general and administrative expenses, capital expenditures, cost synergies from the integration of acquisitions, including the acquisition of Gold Toe Moretz and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
  the intensity of competitive activity and our ability to compete effectively;
  adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
  our reliance on a small number of significant customers;
  the fact that our customers do not commit contractually to minimum quantity purchases;
  our ability to anticipate changes in consumer preferences and trends;
  our ability to manage production and inventory levels effectively in relation to changes in customer demand;
  fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
  our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;
  the impact of climate, political, social and economic risks in the countries in which we operate;
  disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
  changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
  factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
  compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

  our significant reliance on computerized information systems for our business operations;
  changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
  negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
  our dependence on key management and our ability to attract and/or retain key personnel;
  changes to and failure to comply with consumer product safety laws and regulations;
  changes in accounting policies and estimates; and
  exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

(1) Adjusted EBITDA

This press release includes reference to the Adjusted EBITDA for Gold Toe Moretz’s year ended December 31, 2010, which is based on financial information provided by Gold Toe Moretz. Adjusted EBITDA is a non-GAAP financial measure and does not have any standardized meaning prescribed by Canadian GAAP or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it should not be considered in isolation. Adjusted EBITDA is a key financial measure that was used by the Company in valuing the business of Gold Toe Moretz, and is calculated as earnings before interest expense, taxes and depreciation and amortization and excludes the impact of restructuring expense, impairment of long-lived assets, defined benefit pension expense, related party administration fees and related costs, transaction expenses and certain other expenses. Excluding these items does not imply they are necessarily non-recurring. A reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure as presented in the financial information provided by Gold Toe Moretz is as follows.

(Unaudited - in US$ millions)
Net earnings	2.3
Interest expense	32.4
Depreciation and amortization	3.5
Impairment of long-lived assets	0.6
Income and other taxes	0.3
Restructuring expense	1.6
Defined benefit pension expense	3.3
Related party administration fees and related costs	1.3
Transaction expenses	1.4
Other	1.9
Adjusted EBITDA	48.6

CONTACTS:

Investor Relations		Media Relations
Laurence G. Sellyn,	Sophie Argiriou,	Geneviève Gosselin,
Executive Vice-President,	Director,	Director,
Chief Financial and Administrative	Investor Communications	Corporate Communications
Officer	Tel: (514) 343-8815	Tel: (514) 343-8814
Tel: (514) 343-8805	Email: sargiriou@gildan.com	Email: ggosselin@gildan.com
Email: lsellyn@gildan.com